UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

☐                   TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan

(Full title of the plan)

Pinnacle West Capital Corporation

(Name of issuer)

400 North Fifth Street

P.O. Box 53999

Phoenix, Arizona 85072-3999

(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
June 21, 2013

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Investments at fair value (Notes 2, 4, 5 and 6)	$951,411,698	$887,773,195
Receivables
Notes receivable from participants	26,455,314	26,044,034
Participant contributions	1,230,406	1,224,084
Employer contributions	447,911	437,760
Interest and other	643,889	378,872
Total receivables	28,777,520	28,084,750

Total assets	980,189,218	915,857,945

LIABILITIES:
Accrued administrative expenses	148,404	235,228

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	980,040,814	915,622,717

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(4,823,493)	(4,934,381)

NET ASSETS AVAILABLE FOR BENEFITS	$975,217,321	$910,688,336

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:

Contributions (Note 1):
Employer	$17,769,800
Participants	48,985,121
Rollover	1,739,332
Total contributions	68,494,253

Investment income (Note 2):
Dividend, interest, and other income	22,135,202
Net realized/unrealized appreciation in fair value of investments (Note 5)	71,961,175
Total investment income	94,096,377

Interest income on notes receivable from participants	1,174,787

Total additions	163,765,417

DEDUCTIONS:

Distributions to participants	97,384,882
Administrative expenses	1,851,550
Total deductions	99,236,432

INCREASE IN NET ASSETS	64,528,985

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	910,688,336
End of year	$975,217,321

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”).  The Plan is administered by a committee appointed by the Pinnacle West Board of Directors (the “Committee”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). State Street Bank and Trust Company (“Trustee”) serves as Trustee of the Plan.

State Street Global Advisors (SSgA) is the appointed investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund and (2) review and direct the Trustee on voting proxies received for the eight mutual funds held in the Plan. The portion of the Plan invested in the Pinnacle West Stock Fund is an Employee Stock Ownership Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Committee directs the Trustee on voting proxies received for shares of Pinnacle West common stock on routine matters (except for those shares for which the Trustee receives participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company, formerly APS Energy Services Company, Inc., and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month following their attainment of age 18 and

completion of six months of service.   The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution ($17,000 for 2012) and catch—up contribution ($5,500 for 2012) may increase in future years based on the cost of living index as determined annually by the Internal Revenue Service.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003, or active salaried employees of SunCor Development Company hired prior to January 1, 2006, and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions, Employer transfer account, and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.  The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.

Investment Choices

Participants direct their contributions into one or more of the following:  risk-based investment options that include Conservative, Moderate and Aggressive LifeStyle Funds; core investment options that include Fixed Income Fund, Intermediate Bond Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund and International Fund; and the Pinnacle West Stock Fund (collectively, the “Funds”).  The Plan provides that:  1) in lieu of making their own investment elections, participants may choose to have an investment allocation set for them through the Plan’s personal asset manager program, which is a personalized mix of the Plan’s core investment options; 2) contributions by participants automatically enrolled are invested in the default fund which for approximately four to six weeks is the Conservative LifeStyle Fund and then, once established for them, the personal asset manager program; 3) participants may establish a self-directed brokerage account (SDA) to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); and 4) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Current and former participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  Interest rates for loans issued during 2012 were 4.25%.  Interest rates for outstanding loans as of December 31, 2012 and 2011, ranged from 4.25% to 10.50%, respectively.  As of December 31, 2012, participant loans have maturities through 2027.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election (or in the Conservative LifeStyle Fund or personal asset manager program, as applicable, if the participant does not have a current investment election in place).  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Each participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover  contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).  Former participants who terminated employment prior to April 1, 2006, were fully vested in their Employer contributions account if their termination was due to death or disability, was after attaining age 65, or was after completing five years of participation in the Plan.  Former participants who terminated before April 1, 2006 and return to service after that date can complete the five year requirement by no later than March 31, 2016, based on a graduated vesting schedule with 100% vesting after five years of service.

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn.  Employees taking a financial hardship are subsequently suspended from making contributions to the Plan for six months.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal, and penalties do not apply.  Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

For former participants who terminated employment prior to April 1, 2006, forfeitures of nonvested Employer contributions will occur upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment.  If a former participant who received a distribution and terminated service prior to full vesting at March 31, 2011, and retained non-vested funds in the plan, becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account and they will earn additional service and be subject to the graduated vesting on these funds.  Forfeitures will be restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred.  As of March 31, 2016, all forfeitures will either be fully vested or used to reduce future Employer contributions to the Plan.  As of December 31, 2012 and 2011, forfeited nonvested accounts were immaterial.  During the year ended December 31, 2012, Employer contributions were reduced by an immaterial amount due to forfeited nonvested accounts.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions.  In this event, the balance credited to the accounts of participants at the date of termination or discontinuance shall be fully vested and nonforfeitable.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and contingent liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, stocks, bonds, and a fixed income fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value, less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for fair value measurements and disclosures of the Plan’s investments.

In accordance with GAAP, fully benefit-responsive investment contracts held in the fixed income fund are included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustments from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis. (See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.  Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Administrative Expenses

In aggregate, participants pay Plan recordkeeping and administrative fees, reduced by any fees paid to the record keeper through revenue-sharing arrangements with certain mutual funds and administrative fees for loans.  Participants pay investment, sales, recordkeeping and administrative expenses charged by funds, which are deducted from income and reflected as a reduction of investment return for the fund, and may pay redemption fees for certain funds if not held for the required period of investment.  Pinnacle West pays the Pinnacle West Stock Fund management fee and the remaining Plan administrative expenses, such as legal and trustee expenses of the Plan.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Distributions to participants are recorded upon distribution.  As of December 31, 2012, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

3.                                      FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

The IRS has determined and informed the Company by a letter dated December 18, 2007, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Beginning in Plan year 2012, management identified an administrative error in which most participants who received hardship withdrawals continued making contributions into the Plan during the six-month period following receipt of the withdrawal. Section 6.6 of the Plan prohibits these contributions.  The total of these contributions was not material to the Plan financial statements.  The Company is in the process of resolving the error in accordance with the requirements of the IRS’s Employee Plans Compliance Resolution System (EPCRS).

For the Plan year 2011, management identified an administrative error in which a few participants had accumulated total contributions more than contribution limits under IRC 415(c), which are the lesser of $49,000 or 100% of eligible compensation during the Plan Year.  The total contributions that exceeded the contribution limits were not material to the Plan financial statements.    The 2011 matter was resolved in 2012 in accordance with the requirements of the EPCRS, self-correction program.

4.                                      FIXED INCOME FUND

The Plan invests in conventional Guaranteed Investment Contracts (GICs) and Synthetic GICs, which are held in the Fixed Income Fund.  All GICs held by the Plan are considered fully benefit-responsive and are recorded at fair value and adjusted to contract value.

Synthetic GICs are comprised of both investment and contractual components. The investment component consists of securities or shares of units of a portfolio of fixed-income securities, referred to as the underlying investments.  This investment component is “wrapped” by contracts issued by third-party financial institutions.  These wrap contracts provide participants the ability for benefit withdrawals and investment exchanges at the full contract value of the Synthetic GICs (i.e., contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses) notwithstanding the actual market value of the underlying investments (i.e., fair value of security, plus accrued interest).  In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.  The wrap contract provides that realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustment to the future crediting rate.

Wrap contract issuers can place restrictions on minimum/maximum portfolio durations and on the minimum credit quality of the underlying investments.

Most of the investments underlying the Synthetic GICs have expected average lives, that is, they have a duration that is subject to change depending on market conditions.  Should the duration of the investments shorten or extend, the crediting rate on the contract is normally reset.  If the underlying investments prepay prior to their expected maturity, the cash flows from the investments are typically reinvested in new investments.

GICs can be structured as nonparticipating, participating or a combination therein.  Conventional GICs issued by insurance companies are primarily nonparticipating where the contract holder does not participate in any gains and losses incurred due to performance of the underlying fixed-income portfolio relative to the book value at times of withdrawals.  Conversely, Synthetic GICs, are participating where the contract holder participates in gains and losses incurred due to the performance of the underlying fixed-income portfolio relative to book value at times of withdrawals.  Gains and losses are amortized through future crediting rate resets.  Participating structures are the most common structure utilized in the Fixed Income Fund.

GIC contracts are typically issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract.  Synthetic GICs typically reset their crediting rate on a monthly or quarterly basis as negotiated with the wrap contract issuer and may not have a final stated maturity date.  The Synthetic GICs in the Fixed Income Fund  predominately reset the crediting rate on a monthly basis.  The wrap contract issuer guarantees a minimum 0% crediting rate although a wrap contract does not absorb any loss for credit defaults in an underlying portfolio.

The gross crediting rate (CR) formula is negotiated in the wrap contract and is typically represented as follows:

CR = (MV/BV)^(1/D)*(1+YTM)-1 where:

•                                          MV = market value of the portfolio

•                                          BV = book value of the portfolio

•                                          D = weighted average duration of the portfolio

•                                          YTM = annualized dollar or duration weighted yield to maturity of the portfolio

The net crediting rate is equal to the gross crediting rate minus the wrap contract fee due to the wrap contract issuer.  Crediting rates reflect the amortization of realized and unrealized gains and losses in the underlying portfolio over the duration of the portfolio and, as a consequence, may not reflect the actual returns achieved in the portfolio.  From time to time, the crediting rate may be greater or less than current market interest rates.

There are a number of factors that can influence future crediting rates.  Such factors may include, but are not limited to, portfolio cash flows, performance of the underlying fixed-income portfolio, current market interest rates for reinvestment, duration, credit downgrades, the unexpected receipt of principal and interest payments, extraordinary withdrawals, and certain wrap contract terms.

The average yield earned by the Fixed Income Fund for all fully benefit-responsive GICs for the year-ended December 31, 2012 was as follows:

Based on annualized earnings (1)	0.747%

Based on interest rate credited to participants (2)	1.651%

(1)  Weighted average yield to maturity using fair value of investments as weights.

(2)  Weighted average crediting rate using book value of fund as weights.

Some events may limit the ability of the Fixed Income Fund to transact at contract value with the wrap contract issuer.  Market value events are events or conditions, the occurrence of which are outside the normal operation of the Fixed Income Fund and lead to Fixed Income Fund disbursements that have or will have a material adverse affect on the operations of the Fixed Income Fund and a financial effect on the investment contract or wrap contract issuer’s interest hereunder.  Such events may include, but are not limited to, Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fixed Income Fund, transfers to competing options without meeting the equity wash provisions of the Fixed Income Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Fixed Income Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

In the normal course of business, such events or conditions would not limit the ability of the Fixed Income Fund to transact at contract value with participants in the Fixed Income Fund.  The Fixed Income Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants, as well as the occasional event.

In 2012 and 2011, the Fixed Income Fund maintained an above average allocation to cash due to a limited ability to invest new cash flows into the Fund’s Synthetic GICs.  During this period, many providers of Synthetic GICs, primarily banks and insurance companies, were unwilling to provide additional wrap contract capacity to Fixed Income Funds.  As a result of the limited wrap contract capacity, the Fund’s cash weight was above average at the end of 2012 and 2011.

A wrap contract issuer can terminate an investment contract upon an event of default by the contract holder, investment manager, or Trustee if the wrap contract issuer determines, in its reasonable discretion that such event has had, or is likely to have, a material adverse effect on the wrap contract issuer’s interest with respect to the contract.  Such events may include, but are not limited to, management of the portfolio not in accordance with investment guidelines, breach of any material obligation under the wrap contract agreement, any representation or warranty made by the contract holder becomes untrue in any material way, replacement of the investment manager without prior consent of the wrap contract issuer, the Plan is terminated or no longer meets the appropriate tax qualifications, or the wrap contract becomes a prohibited transaction within the meaning of Section 406 of ERISA.

5.                                      INVESTMENTS AND UNITS OF PARTICIPATION

In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for each fund.  The number of units and the related value of the Plan’s assets as of December 31, 2012 and 2011 are as follows:

2012

Investment	Description	Number of Units	Value

Fixed Income Fund	Synthetic GICs and Conventional GIC and Short Term Common and Collective Trust	12,429,091	$219,809,783	*
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	8,528,374	96,040,191	**
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	1,079,291	18,315,286
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,406,044	28,894,201
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,353,496	31,513,005
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund — Common and Collective Trust	2,949,673	153,936,773	**
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,466,948	38,786,889
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund — Common and Collective Trust	5,222,743	67,347,278	**
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	679,890	15,262,150
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	1,775,138	38,099,896
American FDS EuroPacific Growth Fund R5	International Fund	2,412,361	99,106,015	**
Pinnacle West Common Stock	Pinnacle West Stock Fund	8,135,490	102,705,936	**
Self-Directed Brokerage Account	Self-Directed Brokerage Account		41,594,295
Total investments at fair value			951,411,698
Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(4,823,493)
Total investments at contract value			$946,588,205

2011

Investment	Description	Number of Units	Value

Fixed Income Fund	Synthetic GICs and Conventional GIC and Short Term Common and Collective Trust	13,134,391	$227,772,696	*
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	7,041,794	76,629,939	**
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	985,156	15,983,314
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,338,389	25,571,197
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,357,366	28,641,017
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund — Common and Collective Trust	3,079,976	139,114,984	**
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,445,615	33,431,022
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund-Common and Collective Trust	5,564,621	62,310,314	**
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	733,914	16,165,505
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	1,976,010	37,437,295
American FDS EuroPacific Growth Fund R5	International Fund	2,495,962	87,542,598	**
Pinnacle West Common Stock	Pinnacle West Stock Fund	8,826,146	105,453,824	**
Self-Directed Brokerage Account	Self-Directed Brokerage Account		31,719,490
Total investments at fair value			887,773,195
Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(4,934,381)
Total investments at contract value			$882,838,814

* See supplemental schedule for 2012 underlying investments.  2011 includes short-term investments of $37,879,157.

** These investments represent 5% or more of the Plan’s net assets available for benefits.

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value for the year ended December 31, 2012, as follows:

Common and Collective Trusts	$31,587,237
Mutual Funds	32,832,583
Pinnacle West Stock Fund	6,175,496
Self-Directed Brokerage Account	1,365,859
Net realized/unrealized appreciation in fair value of investments	$71,961,175

6.                                      FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to investments and provides disclosure of fair value according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Quoted prices in active markets for identical assets or liabilities.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.

Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common and Collective Trusts: Valued and redeemable based on the trusts’ net asset value of units held by the Plan at year-end. Net asset value is based on the market prices of the underlying securities owned by the trusts.  The trusts are similar to mutual funds, except that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange basis.  US equity trusts seek to replicate the movements of a specific index (either the S&P 500 or the Russell 1000 growth index).  The short term investment trust seeks to provide safety of principal, daily liquidity, and a competitive yield by investing in US Government securities.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis.  The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Mutual Funds: Valued and redeemable at the quoted net asset value of shares held by the Plan. The net asset value is based on the quoted price at the end of the day on the active market in which the individual funds are traded.

Synthetic GICs: Fair value equals the fair value of the underlying assets, plus or minus the wrap contracts.  The underlying assets consist of fixed-income securities that are valued at the closing price reported on the market on which the securities are traded.  The wrap value represents an insignificant component of the overall investments valuation.  The underlying investments have observable prices and are considered Level 2 inputs while the wrap contracts are Level 3 inputs.  Due to the immaterial nature of the wrap contracts, Synthetic GICs are classified as Level 2 investments.

Conventional GICs: Valued at fair value by discounting the related cash flows based on the yields of the “A” insurance curve and considering the creditworthiness of the issuer.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-Directed Brokerage Account: Consists of common stocks, cash equivalents, and mutual funds, which are managed directly by participants.  Common stocks are valued at the closing price reported on the active market in which the individual security trades.  Cash equivalents are valued based on observable market prices.  Mutual funds are valued at the quoted net asset value.

The following table presents the fair value of the Plan’s investments as of December 31, 2012:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2012
Common and Collective Trusts
Short Term Investment Trusts	$—	$37,561,097	$37,561,097
US Equity Trusts	—	221,284,051	221,284,051
Mutual Funds
US Equity Funds	92,148,935	—	92,148,935
International Equity Funds	99,106,015	—	99,106,015
Asset Allocation Funds	78,722,492	—	78,722,492
Bond Funds	96,040,191	—	96,040,191
Synthetic GICs
US Government Fixed Income	—	43,853,017	43,853,017
Corporate Fixed Income	—	46,859,626	46,859,626
Mortgage Backed Securities	—	55,420,170	55,420,170
Other	—	26,175,065	26,175,065
Conventional GIC	—	10,893,614	10,893,614
Pinnacle West Common Stock	101,753,130	—	101,753,130
Self-Directed Brokerage Account
Common Stocks	23,403,232	—	23,403,232
Mutual Funds	9,997,829	—	9,997,829
Cash and Other	8,193,234	—	8,193,234
Total	$509,365,058	$442,046,640	$951,411,698

The following table presents the fair value of the Plan’s investments as of December 31, 2011:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2011
Common and Collective Trusts
Short Term Investment Trusts	$—	$37,879,157	$37,879,157
US Equity Trusts	—	201,425,298	201,425,298
Mutual Funds
US Equity Funds	87,033,822	—	87,033,822
International Equity Funds	87,542,598	—	87,542,598
Asset Allocation Funds	70,195,528	—	70,195,528
Bond Funds	76,629,939	—	76,629,939
Synthetic GICs
US Government Fixed Income	—	43,803,672	43,803,672
Corporate Fixed Income	—	55,375,727	55,375,727
Mortgage Backed Securities	—	59,695,341	59,695,341
Other	—	21,831,368	21,831,368
Conventional GIC	—	10,590,197	10,590,197
Pinnacle West Common Stock	104,051,058	—	104,051,058
Self-Directed Brokerage Account
Common Stocks	12,745,245	—	12,745,245
Cash and Other	18,974,245	—	18,974,245
Total	$457,172,435	$430,600,760	$887,773,195

There were no transfers between Level 1 and Level 2 of the fair value hierarchy. The Plan had no investments valued using Level 3 inputs during December 31, 2012 or 2011.

7.                                      EXEMPT RELATED-PARTY TRANSACTIONS

Certain Plan investments include shares of the State Street Government Securities Short Term Investment Fund, the SSgA S&P 500 Flagship Securities Lending Fund Class A and the SSgA Russell 1000 Growth Index Securities Lending Fund Class A that were managed by the Trustee.  These transactions qualified as exempt party-in-interest transactions.  In addition, certain Plan investments consist of Pinnacle West common stock.  These transactions qualified as exempt party-in-interest transactions.  As of December 31, 2012 and 2011, the Plan held 8,135,490 and 8,826,146 units, respectively, of common stock of Pinnacle West, the sponsoring employer (See Note 5).  During the year ended December 31, 2012, the Plan recorded dividend income from Pinnacle West common stock of $4,513,618.

8.                                      SUBSEQUENT EVENTS

Effective April 1, 2013, the Plan changed its trustee and record keeper from State Street Bank and Trust Company and J.P. Morgan Retirement Plan Services, respectively, to Fidelity Management Trust Company.   In addition, Fidelity Management Trust Company was appointed as the investment manager of the Pinnacle West Stock Fund.

On March 25, 2013, a bankruptcy plan submitted to the court and agreed to by SunCor and its creditors became effective.  As a result, as of such date SunCor had no active salaried employees covered by the Plan.

9.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2012	2011
Net Assets Available for Benefits per the financial statements	$975,217,321	$910,688,336
Adjustment from contract value to fair value for fully benefit-responsive contracts	4,823,493	4,934,381
Net Assets Available for Benefits per Form 5500	$980,040,814	$915,622,717

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2012:

Increase in Net Assets Available for Benefits per the financial statements	$64,528,985
Adjustment from contract value to fair value for fully benefit-responsive fixed income fund — December 31, 2012	4,823,493
Adjustment from contract value to fair value for fully benefit-responsive fixed income fund — December 31, 2011	(4,934,381)
Increase in Net Assets Available for Benefits per Form 5500	$64,418,097

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value

Common and Collective Trusts
State Street Gov Sec ST Inv Fund*	Short-Term Investments***		$37,561,097
SSgA S&P 500 Flgshp Sec Lndg Ser Fund Cl A*	S&P 500 Index Fund		153,936,773
SSgA Russell 1000 Grwth Indx Sec Lndg Fund Cl A*	Large Cap Growth Fund		67,347,278
Total common and collective trusts			258,845,148

Mutual Funds
Vanguard LifeStrategy Conservative Growth Fund Inst	Conservative LifeStyle Fund		18,315,286
Vanguard LifeStrategy Moderate Growth Fund Inst	Moderate LifeStyle Fund		28,894,201
Vanguard LifeStrategy Growth Fund Inst	Aggressive LifeStyle Fund		31,513,005
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund		38,099,896
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund		15,262,150
PIMCO Total Return Fund Inst	Intermediate Bond Fund		96,040,191
T. Rowe Price Equity Income Fund	Large Cap Value Fund		38,786,889
American FDS EuroPacific Growth Fund R5	International Fund		99,106,015
Total mutual funds			366,017,633

Synthetic GICs	Fixed Income Fund
Bank of America N.A. Wrap maturity date 5/25/17, yield 4.896%			111,992
FGG11683 5.00% maturity date 02/01/20			164,645
FGG18195 5.50% maturity date 7/01/22			137,486
FHLMC 4.125% maturity date 9/27/13			2,058,312
FHR 2934 MA 4.50% maturity date 2/15/18			83,973
FHR 3728 EA 3.50% maturity date 9/15/20			148,679
FNR 2003-15 CB 5.00% maturity date 3/25/18			936,325
GSK 4.85% maturity date 5/15/13			1,525,178
HPQ 4.5% maturity date 3/01/13			1,507,988
ORCL 4.95% maturity date 4/15/13			1,519,249
USTN 1.375% maturity date 2/15/13			2,003,046
USTN 1.375% maturity date 3/15/13			917,323
WBCMT 2006-C29 A2 5.275% maturity date 11/15/48			27,250

AIG Financial Products Wrap maturity date 1/16/24, yield 5.156%			65,811
BACM 2005-1 A3 4.877% maturity date 11/10/42			95,201
BACM 2005-2 AAB 4.742% maturity date 7/10/43			282,404
BNS 2.55% maturity date 1/12/17			2,367,549
CCCIT 2004-A8 4.90% maturity date 12/12/16			1,628,378
FGG11751 5.00% maturity date 8/01/20			244,832
FGG12976 5.50% maturity date 3/01/21			586,266
FGG11810 5.50% maturity date 12/1/20			279,978
FHLB 3.625% maturity date 10/18/13			1,540,758
FN255891 5.00% maturity date 10/1/20			223,342
FHR 3178 A 6.00% maturity date 12/15/28			247,649
FHR 3262 ME 5.50% maturity date 1/15/27			244,878
FN961978 4.50% maturity date 3/01/23			394,948
HON 4.25% maturity date 03/01/13			1,509,405

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value

UBS A.G. Wrap maturity date 9/16/19, yield 4.767%			2,856
FGG11678 4.50% maturity date 4/01/20			167,930
FN677680 4.50% maturity date 2/01/18			79,416
FHR 3048 QA 5.00% maturity date 3/15/24			58,126
FN683124 4.50% maturity date 2/01/18			215,559
FN695871 4.50% maturity date 4/01/18			102,328

Monumental Life Insurance Co. Wrap maturity date 1/15/20, Yield 4.937%			1,513,007
ABB 1.625 % maturity date 5/08/17			50,650
AT&T 1.400% maturity date 12/01/17			660,124
SO 5.20% maturity date 1/15/16			366,278
AXP 2.375% maturity date 3/24/17			240,653
AXP 1.750% maturity date 6/12/15			142,932
AMXCA 2012-2 A 0.680% maturity date 3/15/18			361,151
ABIBB 1.375% maturity date 7/15/17			202,106
BPLN 1.375% maturity date 11/06/17			135,119
BMWOT 1.030% maturity date 2/26/18			342,714
BACM 2005-3 A4 4.668% maturity date 7/10/43			206,554
BACM 2005-5 A4 5.115% maturity date 10/10/45			33,251
BACM 2005-6 A4 5.190% maturity date 9/10/47			128,116
BK 1.969% maturity date 6/20/17			20,626
BK 1.200% maturity date 2/20/15			106,127
BK 1.300% maturity date 1/25/18			508,348
BNS 0.750% maturity date 10/09/15			49,726
BNS 1.375% maturity date 12/18/14			80,111
BRK 2.45% maturity date 12/15/15			735,893
BLK 1.375% maturity date 6/01/15			294,525
BFB 2.50% maturity date 1/15/16			314,644
CD 2005-CD1 A4 5.219% maturity date 7/15/44			177,562
AEPTC 2002-1 A5 6.250% maturity date 1/15/17			313,153
CPB 3.375% maturity date 8/15/14			94,025
CM 0.900% maturity date 10/01/15			25,108
CAT 1.550% maturity date 12/20/13			131,381
CAT 1.100% maturity date 5/29/15			45,374
CAT 1.250% maturity date 11/06/17			159,880
CHAIT 2012-A3 A 3 0.790% maturity date 6/15/17			739,721
CHAIT 2012-A4 A 4 1.580% maturity date 8/16/21			292,337
CNP 2005-A A4 5.170% maturity date 8/01/19			402,259
CVX 1.104% maturity date 12/05/17			579,015
CSCO 5.50% maturity date 2/22/16			800,139
CCCIT 2005-A9 A9 5.10% maturity date 11/20/17			620,629
CCC 2007-A8 A8 5.650% maturity date 9/20/19			375,482
COP 5.500% maturity date 4/15/13			304,195
COP 1.050% maturity date 12/15/17			224,286
COST 1.125% maturity date 12/15/17			337,244
CS 5.125% maturity date 8/15/15			443,923
CSFB 2005-C5 A3 5.100% maturity date 8/15/38			69,675
DE 1.850% maturity date 9/15/16			46,542
DE 1.250% maturity date 12/02/14			101,329
DE 0.875% maturity date 4/17/15			30,132

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
DE 0.700% maturity date 9/04/15			39,999
DE 1.200% maturity date 10/10/17			45,070
DIS 0.875% maturity date 12/01/14			50,413
DIS 0.450% maturity date 12/01/15			149,261
DCENT 2007-A1 A1 5.650% maturity date 3/16/20			453,792
DCENT 2012-A1 A1 0.810% maturity date 8/15/17			201,508
DCENT 2012-A6 A6 1.670% maturity date 1/18/22			161,360
DD 5.00% maturity date 7/15/13			768,602
EGSI 2007-A A2 5.790% maturity date 10/01/18			188,132
ELL 2.040% maturity date 9/01/23			155,138
FGG13599 4.00% maturity date 6/01/24			197,102
FGG13745 4.50% maturity date 12/01/24			238,970
FGG13900 5.00% maturity date 12/01/24			655,350
FGG14465 2.50% maturity date 5/01/27			325,611
FGG18056 5.00% maturity date 6/01/20			143,774
FGG18320 4.00% maturity date 8/01/24			370,911
FGG18430 3.00% maturity date 4/01/27			271,562
FGJ11371 4.50% maturity date 12/01/24			231,896
FGJ11719 4.00% maturity date 2/01/25			491,870
FGJ15175 4.00% maturity date 4/01/21			182,732
FGJ16400 3.50% maturity date 8/01/26			143,453
FGJ18360 3.00% maturity date 3/01/27			886,518
FGE02895 3.50% maturity date 5/01/26			262,933
FGE09005 2.50% maturity date 7/01/27			318,403
FGE09013 3.00% maturity date 10/01/27			203,704
FGB11935 4.50% maturity date 1/01/19			284,179
FGJ20134 3.00% maturity date 8/01/27			334,044
FFCB 0.500% maturity date 5/01/15			652,319
FNR 2011-69 AB 1.50% maturity date 5/25/18			472,256
FNR 2011-93 KT 4.00% maturity date 9/25/41			153,744
FNA 2012-M8 ASQ2 1.520% maturity date 4/25/18			56,279
FNA 2012-M8 A1 1.538% maturity date 4/25/22			34,669
FNA 2012-M8 AB1 1.362% maturity date 4/25/22			107,209
FNA 2012-M14 AB1 1.233% maturity date 9/25/22			266,594
FNA 2012-M17 AB1 1.234% maturity date 7/25/22			494,503
FHR 3852 EA 4.50% maturity date 12/15/21			241,648
FNAH9345 3.500% maturity date 4/01/26			815,782
FNAJ4093 3.500% maturity date 10/01/26			790,250
FNAL0501 4.500% maturity date 8/01/23			266,274
FNAL1366 2.500% maturity date 2/01/27			545,462
FNAK0957 3.000% maturity date 1/01/27			582,787
FN 3.000% maturity date 7/01/27			377,810
FN 2.500% maturity date 10/01/27			321,441
FHR 2590 OA 4.00% maturity date 3/15/33			445,619
FHR 2866 LF 0.458% maturity date 10/15/34			115,313
FHR 3095 GB 5.00% maturity date 4/15/24			108,537
FNMA 3.625% maturity date 2/12/13			2,007,738
FHR 3585 LA 3.50% maturity date 10/15/24			340,942
FHR 3627 QG 4.00% maturity date 7/15/23			207,333
FNR 2010-38 AC 4.00% maturity date 5/25/24			302,993
FNAA 4315 4.00% maturity date 4/01/24			300,291

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FNAB 4486 3.00% maturity date 2/01/27			712,096
FNAB 5356 2.500% maturity date 6/01/27			351,603
FNAC 4799 4.50% maturity date 10/01/24			553,772
FNAC 5413 4.50% maturity date 10/01/24			528,417
FNAC 6804 4.00% maturity date 1/01/25			446,379
FNAD 0426 5.50% maturity date 2/01/38			633,381
FNAD 3776 4.50% maturity date 3/01/25			246,385
FNAD 3828 4.00% maturity date 4/01/25			226,089
FNAD 3831 4.50% maturity date 4/01/25			283,593
FNAE 0444 5.50% maturity date 1/01/24			349,262
FNAE 0971 4.00% maturity date 5/01/25			261,563
DUK 0.650% maturity date 11/15/15			114,834
FORDO 2012-A A3 0.840% maturity date 8/15/16			196,017
FORDO 2012-C A4 0.790% maturity date 11/15/17			160,628
GEEMT 2012-1 A4 0.780% maturity date 9/22/20			50,130
GEEMT 2011-1 A4 1.420% maturity date 5/22/16			120,905
GSMS 2011-GC5 A2 2.999% maturity date 8/10/44			240,387
GSMS 2006-GG6 A2 5.506% maturity date 4/10/38			784,699
GD 1.000% maturity date 11/15/17			134,260
GE 5.625% maturity date 5/01/18			136,566
GE 5.900% maturity date 5/13/14			144,682
GE 2.300% maturity date 4/27/17			269,589
GE 1.600% maturity date 11/20/17			100,065
GE 1.000% maturity date 12/11/15			25,101
GSK 0.750% maturity date 5/08/15			50,244
HAROT 2011-1 A4 1.800% maturity date 4/17/17			508,527
HAROT 2012-1 A3 0.770% maturity date 1/15/16			45,212
HAROT 2012-1 A4 0.970% maturity date 4/16/18			45,425
HART 2012-C A4 .730% maturity date 6/15/18			140,086
HART 2011-C A3 .830% maturity date 12/15/15			301,373
HUNT 2012-2 A4 0.680% maturity date 1/16/18			100,000
IBM 5.700% maturity date 9/14/17			150,957
IBM 0.750% maturity date 5/11/15			181,090
JPMCC 2003-ML1A A2 4.767% maturity date 3/12/39			1,021,713
JPMCC 2005-LDP5 A4 5.199% maturity date 12/15/44			295,361
JDOT 2011-A A4 1.960% maturity date 4/16/18			337,268
JDOT 2010-A A4 2.130% maturity date 10/17/16			130,800
JDOT 2012-A A4 0.990% maturity date 6/15/18			30,296
JDOT 2012-B A4 0.690% maturity date 1/15/19			75,142
JPM 2.000% maturity date 8/15/17			663,972
LBUBS 4.742% 2005-C1 A4 maturity date 2/15/30			69,486
LOW 2.125% maturity date 4/15/16			363,077
MCD 4.300% maturity date 3/01/13			85,534
MCD 0.750% maturity date 5/29/15			115,824
MBART 2012-1 A4 0.610% maturity date 12/17/18			89,952
MBART 2011-1 A3 0.850% maturity date 3/16/15			249,847
MBART 2011-1 A4 1.220% maturity date 12/15/17			308,291
MRK 1.100% maturity date 1/31/18			234,815
MLMT 2005-LC1 A4 5.291% maturity date 1/12/44			55,812
MFST 0.875% maturity date 11/15/17			74,605
MSC 2005-HQ6 A4A 4.989% maturity date 8/13/42			240,354

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
MSC 2011-C3 A2 3.224% maturity date 8/15/49			86,188
NAROT 2012-A A4 1.000% maturity date 7/16/18			96,027
NTRS 5.500% maturity date 8/15/13			309,244
OXY 2.500% maturity date 2/01/16			199,586
OXY 1.500% maturity date 2/15/18			70,899
ORCL 1.200% maturity date 10/15/17			220,653
PEGTF 2001-1 A8 6.890% maturity date 12/15/17			200,415
PACCAR 1.600% maturity date 3/15/17			192,977
PEP 2.500% maturity date 5/10/16			157,979
PEP 1.250% maturity date 8/13/17			60,225
PG 1.800% maturity date 11/15/15			826,987
PX 1.050% maturity date 11/07/17			45,008
RY 2.300% maturity date 7/20/16			171,951
SCHW 0.850% maturity date 12/04/15			165,375
RDSALN 1.125% maturity date 8/21/17			175,821
STT 2.875% maturity date 3/07/16			742,620
TAOT 2011-A A4 1.560% maturity date 5/15/15			253,327
TAOT 2012-A A4 0.990% maturity date 8/15/17			55,514
TOYOTA 1.750% maturity date 5/22/17			81,922
TOYOTA 1.250% maturity date 10/05/17			80,569
UPS 1.125% maturity date 10/01/17			50,090
USB 1.650% maturity date 5/15/17			662,285
USTN 1.875% maturity date 8/31/17			2,830,541
USTN 1.875% maturity date 9/30/17			2,576,489
USTN 0.625% maturity date 4/30/13			2,539,457
USTN 0.375% maturity date 11/15/14			1,002,344
USTN 0.250% maturity date 5/15/15			319,600
USTN 0.625% maturity date 5/31/17			305,476
USTN 0.375% maturity date 6/15/15			505,789
USTN 0.750% maturity date 6/30/17			2,011,876
USTN 0.250% maturity date 8/31/14			750,205
USTN 0.6250% maturity date 8/31/17			519,512
UTX 4.875% maturity date 5/01/15			186,686
UTX 1.800% maturity date 6/01/17			92,642
UTX 1.200% maturity date 6/01/15			71,002
VZW 5.550% maturity date 2/01/14			362,162
VALET 2011-1 A3 1.2200% maturity date 6/22/15			141,587
VALET 2011-1 A4 1.980% maturity date 9/20/17			317,607
WFRBS 2012-C7 A1 2.300% maturity date 6/15/45			101,487
WBCMT 2005-C21 A4 5.240% maturity date 10/15/44			97,949
WMT 1.500% maturity date 10/25/15			463,171
WFC 2.100% maturity date 5/08/17			196,436
WFC 1.500% maturity date 1/16/18			465,763
WSTP 3.000% maturity date 12/09/15			943,957
WOART 2010-A A4 A 2.210% maturity date 5/15/15			122,417
WOART 2012-A A4 A 0.850% maturity date 8 /15/18			246,258
WOART 2012-B A2 0.430% maturity date 11/16/15			204,983
PFE 5.500% maturity date 2/15/16			148,484

JP Morgan Bank Wrap maturity date 2/16/21, yield 4.897%			95,467
AXP 4.875% maturity date 7/15/13			2,046,538

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FGG13156 5.00% maturity date 5/01/23			341,876
FGG11678 4.50% maturity date 4/01/20			251,057
FGG11850 5.50% maturity date 7/01/20			186,929
FHR 2685 DQ 4.50% maturity date 11/15/22			150,758
FHR 2901 CA 4.50% maturity date 11/15/19			205,256
FHR 3002 YD 4.50% maturity date 7/15/25			315,262
FHR 3152 LA 6.00% maturity date 11/15/25			269,716
FNR 2007-27 MQ 5.50% maturity date 4/25/27			386,533
FN254485 5.00% maturity date 8/01/17			153,768
FNMA 3.875% maturity date 7/12/13			1,529,787
FN695896 4.50% maturity date 5/01/18			91,635
FN 889255 5.00% maturity date 3/01/23			284,506
GNR 2002-15 PG 5.50% maturity date 11/20/31			13,661

Rabobank Nederland N.V. Wrap maturity date 1/25/23, yield 4.695%			56,296
FGB13150 4.00% maturity date 3/01/19			276,246
FN254486 5.00% maturity date 9/01/17			110,239
FNR 2003-14 AN 3.50% maturity date 3/25/33			242,940
FNR 2003-57 NB 3.00% maturity date 6/25/18			93,936
FNR 2005-85 AJ 4.50% maturity date 2/25/24			61,918
FHR 2950 AB 4.50% maturity date 2/15/24			90,532
FNR 2007-43 MA 5.50% maturity date 5/25/27			368,210
FN768658 4.50% maturity date 2/01/19			142,573
FN 900999 5.50% maturity date 9/01/21			118,884
FN 933488 5.0% maturity date 3/01/23			318,113
GE 4.875% maturity date 3/04/15			1,624,380
USTN 3.125% maturity date 8/31/13			1,529,179

NATIXIS Wraps maturity date 4/15/25, yield 5.144%			25,396
CHAIT 2008-A4 4.650% maturity date 3/15/15			1,513,335
FGE91523 4.50% maturity date 9/01/17			225,622
FGG12809 5.50% maturity date 9/01/22			220,085
FGG12996 5.00% maturity date 2/01/23			228,017
FHR 2770 QA 4.00% maturity date 7/15/18			108,048
FHR 3211 MH 5.00% maturity date 9/15/26			437,790
FN920197 5.50% maturity date 12/01/21			218,671
FN AD0348 4.00% maturity date 11/01/24			579,757
FNMA 1.75% maturity date 5/7/13			935,097
JPMCC 2005-CB11 A4 5.335% maturity date 8/12/37			612,427

Principal Life Wraps maturity date 1/01/50, yield 1.000%			1,233,187
AABNVX 1.625% maturity date 5/08/17			126,626
AEPTC 5.090% maturity date 7/01/17			531,527
AT&T 1.40% maturity date 12/01/17			685,129
APD 2.00% maturity date 8/02/16			93,493
SO 5.20% maturity date 1/15/16			50,252
SO 0.550% maturity date 10/15/15			44,875
ALLYA 2011-2 A4 1.980% maturity date 4/15/16			209,849
AMXCA 0.680% maturity date 3/15/18			280,895
AXP 2.375% maturity date 3/24/17			167,411
AXP 1.750% maturity date 6/12/15			342,016

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
ABIBB 1.375% maturity date 7/15/17			257,685
AZN 5.400% maturity date 6/01/14			176,320
BACCT 2007-A1 A1 5.170% maturity date 6/15/19			526,770
BHP 1.00% maturity date 2/24/15			100,741
BPLN 1.375% maturity date 11/06/17			135,119
BMWOT 2011-A A3 0.760% maturity date 8/25/15			376,262
BACM 2005-3 A4 4.668% maturity date 7/10/43			146,762
BACM 2005-5 A4 5.115% maturity date 10/10/45			121,920
BACM 2005-6 A4 5.190% maturity date 9/10/47			72,413
BACM 2006-5 AAB 5.379% maturity date 9/10/47			117,104
BK 1.969% maturity date 6/20/17			20,626
BK 2.300% maturity date 7/28/16			146,336
BK 1.300% maturity date 1/25/18			498,381
BNS 1.375% maturity date 12/18/17			80,111
BRK 1.500% maturity date 1/10/14			101,126
BRK 1.600% maturity date 5/15/17			239,531
BLK 3.500% maturity date 12/10/14			132,014
BLK 1.375% maturity date 6/01/15			228,511
CD 2005-CD1 A4 5.219% maturity date 7/15/44			149,818
CFCRE 2011-C2 A2 3.033% maturity date 12/15/47			139,012
CM 1.45% maturity date 9/13/2013			191,447
CM 0.900% maturity date 10/01/2015			30,129
CAT 6.200% maturity date 9/30/13			213,849
CAT 1.100% maturity date 5/29/15			287,366
CNP 2005-A A4 5.17% maturity date 8/01/19			50,991
CNP 2009-1 A2 3.46% maturity date 8/15/19			264,301
CNP 2012-1 A2 2.16% maturity date 10/15/21			135,604
CHAIT 2006-A2 A2 5.160% maturity date 4/16/18			239,412
CHAIT 2007-A3 A3 5.230% maturity date 4/15/19			164,784
CHAIT 2012-A3 A3 0.790% maturity date 6/15/17			407,601
CHAIT 2012-A4 A4 1.580% maturity date 8/16/21			226,813
CVX 1.104% maturity date 12/05/17			599,154
CSCO 3.15% maturity date 3/14/2017			407,313
CCCIT 2004-A8 A8 4.900% maturity date 12/12/16			401,666
CCCIT 2008-A1 A1 5.350% maturity date 2/07/20			271,553
CCCIT 2012-A1 A1 0.550% maturity date 10/10/17			399,964
CGCMT 2012-GC8 A1 0.685% maturity date 9/10/45			478,492
KO 0.750% maturity date 3/13/15			518,923
CL 1.375% maturity date 11/01/15			178,792
CL 0.600% maturity date 11/15/14			25,092
COP 1.05% maturity date 12/15/17			229,270
RABOBK 3.375% maturity date 1/19/2017			698,286
COST 1.125% maturity date 12/15/17			347,310
CS 5.125% maturity date 8/15/15			260,805
CSFB 2005-C5 A3 5.100% maturity date 8/15/38			38,958
CSMC 2006-C1 A3 5.409% maturity date 2/15/39			117,411
DE 1.850% maturity date 9/15/16			20,685
DE 2.000% maturity date 1/13/17			424,236
DE 0.875% maturity date 4/17/15			65,286
DE 0.700% maturity date 9/04/15			19,999
DE 1.200% maturity date 10/10/17			200,313

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
DCENT 2007-A1 A1 5.65% maturity date 3/16/2020			350,933
DCENT 2012-A1 A1 0.81% maturity date 8/15/2017			201,508
DCENT 2012-A6 A6 1.67% maturity date 1/18/2022			126,062
DIS 1.125% maturity date 2/15/17			65,049
DIS 0.45% maturity date 12/01/15			134,335
DD 3.250% maturity date 1/15/15			105,262
DD 2.750% maturity date 4/01/16			84,442
FGG13694 4.50% maturity date 11/01/24			245,748
FGG14262 4.00% maturity date 9/01/26			576,057
FGG14465 2.50% maturity date 5/01/27			250,470
FGG18334 4.50% maturity date 12/01/24			279,641
FGG18430 3.00% maturity date 4/01/27			217,249
FGJ11867 4.00% maturity date 3/01/25			630,555
FGJ14785 4.00% maturity date 3/01/26			668,451
FGJ16400 3.50% maturity date 8/01/26			147,800
FGJ18360 3.00% maturity date 3/01/27			376,770
FGJ18812 3.00% maturity date 4/01/27			739,455
FGJ19629 3.00% maturity date 7/01/27			741,993
FGE02686 4.00% maturity date 4/01/25			223,105
FGE02895 3.50% maturity date 5/01/26			274,619
FGE09005 2.50% maturity date 7/01/27			220,433
FGE09013 3.00% maturity date 10/01/27			214,150
FGJ20134 3.00% maturity date 8/01/27			102,783
FGJ21274 2.50% maturity date 11/01/27			385,147
FHLB 3.875% maturity date 6/14/13			971,072
FFCB 0.500% maturity date 5/1/2015			501,784
FNMA 0.875% maturity date 8/28/2017			376,082
FNA 2012-M9 AB1 1.372% maturity date 4/25/2022			326,255
FNA 2012-M8 ASQ2 1.520% maturity date 12/25/2019			46,046
FNA 2012-M8 A1 1.539% maturity date 5/25/2022			24,763
FNA 2012-M8 AB1 1.362% maturity date 5/25/2022			82,843
FNA 2012-M17 AB1 1.234% maturity date 11/25/2022			197,801
FNA 2012-M14 AB1 1.233% maturity date 9/25/2022			365,333
FN255894 5.00% maturity date 10/01/2025			724,041
FHLMC 3.50% maturity date 5/29/13			567,771
FNAH3431 3.50% maturity date 1/01/26			367,617
FNAH6822 3.50% maturity date 3/01/26			400,600
FNAJ0064 3.50% maturity date 11/01/26			596,486
FNAK0957 3.00% maturity date 1/01/27			712,296
FNAO0541 3.00% maturity date 7/01/27			251,873
FNAP9772 2.50% maturity date 10/01/27			342,179
FHR 2866 LF 0.458% maturity date 10/15/34			88,180
FNMA 1.75% maturity date 2/22/13			1,002,262
FN890102 6.00% maturity date 12/01/38			334,606
FNAA4136 4.00% maturity date 7/01/24			260,112
FNAA4596 4.00% maturity date 4/01/24			280,507
FNAB1600 3.50% maturity date 10/01/25			292,468
FNAB4486 3.00% maturity date 2/01/27			356,048
FNAB4493 3.50% maturity date 2/01/27			622,182
FNAB5356 2.50% maturity date 6/01/27			200,916
FNAC3075 4.50% maturity date 8/01/24			274,750

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FNAC3250 4.00% maturity date 9/01/24			278,684
FNAC8540 4.50% maturity date 12/01/24			261,868
FNMA0678 4.00% maturity date 3/01/26			384,219
FNAD2907 4.50% maturity date 4/01/25			344,086
FNAD7079 4.50% maturity date 6/01/25			297,601
FNAD7760 4.00% maturity date 7/01/25			278,112
FNAD7771 4.00% maturity date 7/01/25			305,123
FNAE0444 5.50% maturity date 1/01/24			548,841
FNAE0705 4.00% maturity date 1/01/26			308,072
FNAE0988 4.00% maturity date 9/01/25			285,170
FNAE1816 4.00% maturity date 10/01/25			318,716
FNAE7758 3.50% maturity date 11/01/25			370,590
DUK 0.65% maturity date 11/15/15			114,834
FORDO 2012-A A3 0.84% maturity date 8/15/16			135,704
FORDO 2012-C A4 0.79% maturity date 11/15/17			125,490
GEEMT 2011-1 A4 1.420% maturity date 5/23/16			60,452
GSMS 2011-GC5 A2 2.999% maturity date 8/10/44			133,549
GSMS 2012-GC6 A2 2.539% maturity date 1/10/45			84,359
GN782499 5.00% maturity date 12/15/2023			710,740
GD 1.00% maturity date 11/15/2017			139,232
GE 5.625% maturity date 5/01/18			231,569
GE 2.30% maturity date 4/27/17			502,887
GE 1.60% maturity date 11/20/17			100,065
GSK 4.375% maturity date 4/15/14			83,959
GSK 0.75% maturity date 5/28/15			85,415
HPQ 4.750% maturity date 6/02/14			281,449
HPQ 2.625% maturity date 12/09/14			40,471
HAROT 2010-2 A4 1.930% maturity date 8/18/16			242,100
HAROT 2012-1 A3 0.770% maturity date 1/15/16			35,165
HAROT 2012-1 A4 0.970% maturity date 4/16/18			35,330
HAROT 2012-3 A4 0.740% maturity date 10/15/18			200,699
HON 5.30% maturity date 3/15/17			275,546
HUNT 2012-1 A3 0.81% maturity date 9/15/16			175,826
HART 2012-A A4 0.950% maturity date 12/15/16			252,303
HART 2010-B A4 1.630% maturity date 3/15/17			254,774
IBM 5.70% maturity date 9/14/17			36,230
IBM 0.750% maturity date 5/11/15			377,271
JPM 3.150% maturity date 7/05/16			503,239
JPM 2.00% maturity date 8/15/17			168,547
JPMCC 2003-PM1A A3 5.169% maturity date 8/12/40			66,675
JPMCC 2005-LDP5 A4 5.199% maturity date 12/15/44			156,040
JPMCC 2007-C1 A3 5.79% maturity date 2/15/51			125,588
JPMCC 2012-C8 A2 1.796% maturity date 10/15/45			205,850
JDOT 2011-A A4 1.960% maturity date 4/16/18			357,709
JDOT 2012-A A3 0.750% maturity date 3/15/16			50,172
JDOT 2012-A A4 0.990% maturity date 6/15/18			25,247
JDOT 2012-B A4 0.690% maturity date 1/15/19			75,142
LBUBS 2005-C1 A4 4.742% maturity date 2/15/30			213,803
LLY 4.200% maturity date 3/06/14			46,947
LOW 2.125% maturity date 4/15/16			31,121
MCD 4.300% maturity date 3/01/13			50,314

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
MCD 0.750% maturity date 5/29/15			115,824
MBART 2012-1 A4 0.610% maturity date 12/17/18			94,949
MBART 2010-1 A4 2.140% maturity date 8/15/16			252,835
MBART 2011-1 A3 0.850% maturity date 3/16/15			99,939
MRK 1.100% maturity date 1/31/18			239,811
MFST 0.875% maturity date 11/15/17			79,579
SO 2.35% maturity date 10/15/16			167,536
MSC 2005-HQ6 A4A 4.989% maturity date 8/13/42			136,565
MSC 2011-C3 A2 3.224% maturity date 7/15/49			48,481
NAROT 2011-A A4 1.940% maturity date 9/15/17			307,636
NTRS 4.625% maturity date 5/01/14			268,723
NTRS 5.500% maturity date 8/15/13			154,622
NUE 5.000% maturity date 6/01/13			76,500
OXY 1.500% maturity date 2/15/18			354,494
ORCL 5.250% maturity date 1/15/16			130,135
ORCL 1.200% maturity date 10/15/17			225,668
PNC 3.000% maturity date 5/19/14			170,538
PEGTF 2001-1 A8 6.890% maturity date 12/15/17			108,796
PCAR 1.6% maturity date 3/15/17			152,351
PEP 3.100% maturity date 1/15/15			257,141
PFE 5.350% maturity date 3/15/15			104,624
PX 2.125% maturity date 6/14/13			166,321
PX 1.050% maturity date 11/07/17			45,008
PG 4.950% maturity date 8/15/14			327,592
RY 2.300% maturity date 7/20/16			93,792
SCHW 0.85% maturity date 12/04/15			175,398
STT 2.875% maturity date 3/07/16			180,351
RDSALN 1.125% maturity date 8/21/17			457,135
STT 4.300% maturity date 5/30/14			158,096
ONCOR 2004-1 A3 5.290% maturity date 5/15/18			255,989
TGT 1.125% maturity date 7/18/14			176,702
TOYOTA 1.750% maturity date 5/22/17			35,841
TOYOTA 1.250% maturity date 10/05/17			70,498
TAOT 2012-A A4 0.99% maturity date 8/15/2017			40,374
UBSBB 2012-C2 A1 1.006% maturity date 5/10/2063			108,299
UPS 1.125% maturity date 10/01/17			105,188
USB 1.650% maturity date 5/15/17			677,569
USTN 0.625% maturity date 7/15/14			3,757,907
USTN 0.500% maturity date 10/15/14			2,174,810
USTN 1.00% maturity date 10/31/16			3,673,719
USTN 0.250% maturity date 8/15/15			3,992,812
UTX 4.875% maturity date 5/01/15			142,760
UTX 1.800% maturity date 6/01/17			72,055
UTX 1.20% maturity date 6/01/15			55,787
VZW 5.550% maturity date 2/01/14			194,203
VALET 2011-1 A4 .9800% maturity date 9/20/17			276,626
WFRBS 2012-C7 A1 2.300% maturity date 6/15/45			101,487
WBCMT 2006-C23 A4 5.418% maturity date 1/15/45			548,637
WBCMT 2005-C21 A4 5.240% maturity date 10/15/44			186,103
WMT .750% maturity date 10/25/13			253,755
WFC 2.100% maturity date 5/08/17			201,605

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
WFC 1.500% maturity date 1/16/18			480,787
WFCM 2012-LC5 A1 0.687% maturity date 10/15/45			130,118
WSTP 3.000% maturity date 12/09/15			662,891
WOART 2010-A A4 2.210% maturity date 5/15/15			244,833
WOART 2012-A A4 0.850% maturity date 8/15/18			80,411
WOART 2012-B A2 0.430% maturity date 11/16/15			109,991
XOM 5.300% maturity date 6/30/15			105,910
XOM 5.650% maturity date 4/01/16			115,725
Total Synthetic GICs			172,307,878

Conventional GICs	Fixed Income Fund
New York Life Insurance Company maturity date 10/31/13 yield 3.99%			10,893,614

Other Investments
Pinnacle West Common Stock*	Pinnacle West Stock Fund		101,753,130
Self-Directed Brokerage Account	Self-Directed Brokerage Account		41,594,295
Various participants****	Participant loans		26,455,314
Total other investments			169,802,739

Total Assets Held for Investment Purposes			$977,867,012

*Related party

**Cost information is not required for participant-directed investments and therefore is not included.

***Short-Term Investments represent $36,608,291 from the Fixed Income Fund and $952,806 from the Pinnacle West Stock Fund.

****Interest rates for participant loans as of December 31, 2012, ranged from 4.25% to 10.5% with maturity dates ranging from 2013 to 2027.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date: June 21, 2013	By	/s/ Lee R. Nickloy
Lee R. Nickloy
Vice President and Treasurer
Pinnacle West Capital Corporation